AMENDING AND REPLACING – CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND – MAY 7, 2026
CALGARY, ALBERTA – MAY 11, 2026 – FOR IMMEDIATE RELEASE
The dividend record date is being amended to the close of business on June 23, 2026 (instead of the close of business on June 19, 2026). This amendment concurrently pertains to the dividend record date noted in the press release entitled "Canadian Natural Resources Limited Announces 2026 First Quarter Results" dated May 7, 2026.
The press release, as amended, reads:
CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
Canadian Natural Resources Limited announces that its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.625 (sixty-two and one half cents). The dividend will be payable on July 7, 2026 to shareholders of record at the close of business on June 23, 2026.
As previously announced, in March 2026 the Board of Directors increased the quarterly dividend, continuing the Company's leading track record of dividend increases, with 2026 being the 26th consecutive year with a compound annual growth rate ("CAGR") of 20% over that time. This demonstrates the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding 'Non-GAAP and Other Financial Measures' at www.cnrl.com.